UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: October 15, 2008                     /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                    OCTOBER 15, 2008

   TUMI DISCOVERS WIDE INTERCEPT OF SILVER-ZINC MINERALIZATION AT SALA, SWEDEN

                       RESULTS FROM HOLE 08-003 INCLUDE:
                7.1M AT 81 G/T SILVER AND 10.4% ZINC FROM 392.5M
                22.1M AT 34 G/T SILVER AND 6.3% ZINC FROM 410.7M
                9.85M AT 203 G/T SILVER AND 6.4% ZINC FROM 451.6M

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, announces assay results from the second and third diamond drill holes completed at the Company's Sala silver-zinc-lead property, located in the Bergslagen District of central Sweden.

Following the success of drill hole 08-001 (as reported on July 16th, 2008) which intersected a 75m wide zone of zinc mineralization, holes 08-002 and 08-003 were drilled on the same section to test the up dip and down dip extent of mineralization respectively. Hole 08-002, drilled above hole 08-001, intersected the mineralized zone over a 28m interval. Hole 08-003, drilled below hole 08-001, intersected a 92m wide zone of polymetallic zinc-dominant mineralization. The 92m intercept in hole 08-003, calculated without lower cut-off, averaged 3.8% zinc and 56 g/t silver. Mineralization discovered in hole 08-003 is better in both grade and thickness with respect to the up dip interval in 08-001, and suggests that the grade of mineralization may be improving to depth. See Table 1, at the end of this news release, for the most significant intercepts in the first three holes.

The first three drill holes, totaling 1,332m, were completed on the northern end of the Sala target zone. The three holes were drilled from the same site, with different dips, in an east-northeasterly orientation. Drilling at Sala is now finished with eight holes totaling 2,283m completed. Assay results from the remaining drill holes are awaited.

Mr. Henstridge stated, "Our rigorous exploration program and persistence at Sala is proving to be rewarding. The discovery of a broad 75m zone of mineralization in our first drill hole at Sala was extremely encouraging, and later, to receive the grades listed above over a wide zone within hole 08-003 enhances the project enormously. The nature of mineralization in the historic Sala silver mine suggests northerly plunging ore shoots and hole 08-003 may have intersected a new shoot west of the historic Sala ore-bodies. These results validate a one kilometre long target zone to the west of the Sala mine previously suggested by Tumi's ongoing work program."

QUALITY CONTROL: Drill samples were collected mostly on 1.0m intervals, with a few exceptions. Each sample was split using a diamond saw at a core storage facility in the town of Kopperberg. The samples were taken by Company personnel to the Lundin Mining Corp. Laboratory in Uppsala, where the samples were crushed and pulverized prior to shipment to IPL Laboratories in Vancouver, B.C., Canada. The Company has implemented a program of inserting sample standards and sample blanks as a means of checking analytical reproducibility. Splits were taken from selected samples prepared at the Lundin laboratory and shipped to Mineral Assayers Canada in Vancouver.

All samples analyzed by IPL Laboratories were determined using the ICP method using aqua regia digestion. Due to the high levels of zinc, lead and silver, a second set of samples were digested with multiple acids and re-assayed by ICP and reported as ppm silver and percent copper, lead and zinc. The check analyses done at Assayers Canada were completed using a multiple acid digestion, and the results were reported as ppm silver and percent copper, lead and zinc. An independent qualified geologist, John Nebocat, P. Eng., visited the drill site and the sample logging and preparation facility at Kopperberg to observe the drilling and sampling procedures. Due to the possible presence of silver amalgam, native silver, silver sulphosalts or silver sulphides, the Company is routinely assaying sections of the holes using the metallic screen/fire assay technique, reducing the risk of losing metallic silver in the sample preparation stage. It is unknown at this stage whether drill hole widths approximate true widths.

The qualified person for Tumi's projects, David Henstridge, has visited the Sala project area in the Bergslagen District of Sweden and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.


                                    TABLE 1:
                        SIGNIFICANT INTERCEPTS TO DATE,
          CALCULATED USING A LOWER CUT-OFF OF 1% ZINC OR 30 G/T SILVER

--------------------------------------------------------------------------------
 HOLE              FROM         TO          WIDTH     AG          ZN        PB
NUMBER             (m)          (m)          (m)     (g/t)        (%)       (%)
--------------------------------------------------------------------------------

08-001            279.8        286.4         6.6        76        7.0       1.1
  Including       279.8        282.8         3         112       11.7       2.0
--------------------------------------------------------------------------------
                  308.3        318.3        10          33        3.3       0.6
  Including       314.3        317.3         3          92        4.5       2.0
--------------------------------------------------------------------------------
                  319.3        322.3         3         143        0.6       0.5
  Including       319.3        320.3         1         259        0.2       0.1
--------------------------------------------------------------------------------
                  345.6        347.7         2.1        13        3.9       0.01
--------------------------------------------------------------------------------

08-002            242.4        247.4         5          85        0.3       1.7
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                  268.6        271.6         3          54        2.1       0.7
--------------------------------------------------------------------------------

08-003            392.5        399.6         7.1        81       10.4       0.6
  Including       394.5        397.6         3.1       100       21.9       1.3
--------------------------------------------------------------------------------
                  401.7        403.7         2          83        1.8       0.5
--------------------------------------------------------------------------------
                  404.7        406.8         2.1       101        0.8       0.1
--------------------------------------------------------------------------------
                  407.7        409.7         2          10        2.6       0.1
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                  410.7        432.8        22.1        34        6.3       0.3
  Including       410.7        416.2         5.5        74        7.4       0.7
  Including       418.9        430.8        11.9        16        8.0       0.1
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                  433.15       434.1         0.95      100        0.03      0.1
--------------------------------------------------------------------------------
                  438.75       442.8         4.05       79        0.5       0.1
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                  449.6        450.6         1          43        1.6       0.4
--------------------------------------------------------------------------------
                  451.6        461.45        9.85      203        6.4       0.8
  Including       451.6        457.7         6.1       105       10.0       0.5
  Including       454.65       461.45        6.8       276        5.3       0.9
  Including       458.7        459.5         0.8     1,131        1.5       2.4
--------------------------------------------------------------------------------
                  462.45       466.45        4.0        71        1.0       0.3
--------------------------------------------------------------------------------
                  478.2        479.2         1          54        1.7       0.03
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